Exhibit 99.1
Interoffice Memorandum

To:	Distribution

From:	Walt Rakowich

Date:	May 17, 2010

Re:	One-Time Share Option Exchange Program
     I am very pleased to announce that at our annual meeting last Friday our shareholders approved a one-time share option exchange program under which certain employees who hold “underwater” share options may choose to exchange those share options for restricted share units. The exchange program is not available to our trustees or to our “named executive officers” (myself, Ted Antenucci, Bill Sullivan and Ed Nekritz).
     While our shareholders have approved the program, its implementation is still dependent on management and the board of trustees taking further action to initiate the program. The decision as to when, and if, we begin the program will be based on a number of factors, including market conditions for our common shares. We hope to begin the program soon. Additional information about the program is provided below and in the attached Questions and Answers document.
     Our employees are our most important asset and we have been keenly aware of the impact that the decline in our share price since late 2008 has had on your equity compensation. This exchange program demonstrates our commitment to you. We hope it will provide financial incentives for you as we work together to achieve the company’s goals and objectives.
Exchange Program Information—The Basics
Some of the basic elements of the exchange program are described below. The specific terms and details of the exchange program will be provided to you at the time the program begins.
•	All employees, other than trustees and named executive officers, who hold share options will generally be eligible to participate in the exchange program.

•	Share options that have a per share exercise price that is greater than the highest trading price of our common shares during the 52 weeks immediately preceding the beginning of the exchange program will be eligible to be exchanged for restricted share units, subject to local laws and regulations. As of today, all share options outstanding held by employees, other than named executive officers and trustees, are eligible for the exchange program but this could change depending on the price of our common shares as of the date the exchange program begins.

•	The exchange program is strictly voluntary. You will have no less than 20 business days to make your election once the exchange program begins.

•	At the start of the exchange program, we will provide the exchange ratios that will be used to determine the number of restricted share units that will be granted. The exchange ratios are based on the value of the underwater share options and the restricted share units to be issued and are impacted by many factors, including the exercise price of the share options exchanged, our current share price and the volatility of our share price. We provided illustrative exchange ratios in our proxy statement but the actual exchange ratios are expected to be different because they will be recalculated shortly before the start of the exchange program.

•	The new restricted share units will vest over a two-year continued service period. For vested share options, the new restricted share units will vest over a two-year period from the date the new restricted share units are granted (50% after one year and the remaining 50% after two years). For unvested share options, the new restricted share units will vest over a two-year period based on the originally scheduled vesting date of the exchanged share options (50% on the first anniversary of the original vesting date and the remaining 50% on the second anniversary of the original vesting date).

•	Outside of the U.S., the exchange program’s terms may differ due to local laws and regulations.
This memo and the attached Questions and Answers document do not constitute an offer to holders of eligible share options to exchange such options. The exchange program described in this memo and the Questions and Answers document has not yet commenced. Even though the exchange program has been approved by the shareholders of ProLogis, management and the board of trustees may still decide not to implement the exchange program. Persons who are eligible to participate in the exchange program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the exchange program. ProLogis will file the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) upon the commencement of the exchange program. ProLogis’ shareholders and share option holders will be able to obtain these written materials and other documents filed by ProLogis with the SEC free of charge from the Investor Relations page of the ProLogis website at www.prologis.com, the SEC’s website at www.sec.gov, or by emailing stockplan@prologis.com.
You will be receiving additional information on the exchange program in the coming weeks.
Walt

Questions and Answers Regarding the Share Option Exchange Program Approved by
Shareholders at the ProLogis 2010 Annual Meeting of Shareholders
May 17, 2010
These Questions and Answers are for informational purposes only and do not constitute an offer to exchange or a solicitation of an offer to exchange any share options. The share option exchange program described in these Questions and Answers has not yet begun. If and when the exchange program begins, ProLogis will provide you with written materials explaining the final terms and timing. You should read these materials carefully when they become available because they will contain important information about the exchange program. When the offer period begins, ProLogis also will file these materials with the Securities and Exchange Commission (“SEC”) as part of a tender offer statement and you can obtain these written materials and other documents filed by ProLogis with the SEC free of charge from the Investor Relations page of the ProLogis website at www.prologis.com, the SEC’s website at www.sec.gov or by emailing stockplan@prologis.com.
Q. What is the exchange program?
A. The exchange program is a voluntary opportunity for eligible employees of ProLogis to surrender and cancel certain outstanding share options to purchase ProLogis common shares in exchange for restricted share units (“RSUs”). The exchange program was approved by ProLogis’ shareholders on May 14, 2010. Management and the board of trustees can still make the decision that it is not in ProLogis’ best interest to begin the program. Although it is our intent to begin the program in the near future, we have until May 14, 2011 to do so.
Q. Am I eligible to participate in the exchange program?
A. You will generally be eligible to participate in this offer if you are an employee of ProLogis as of the start of the exchange program and remain an employee of ProLogis through the expiration of the exchange program, which is the date that the RSUs are granted. However, ProLogis’ named executive officers and trustees are not eligible to participate in the exchange program.
Q. Which share options can be exchanged in the exchange program?
A. Options to purchase ProLogis common shares are eligible for exchange on a grant by grant basis under the exchange program if (1) the share option (vested or unvested) has a per share exercise price greater than the 52-week high trading price of ProLogis common shares as of the beginning of the exchange program, (2) the share option was granted under the ProLogis 2006 Long-Term Incentive Plan or the ProLogis 1997 Long-Term Incentive Plan, and (3) the share option remains outstanding and unexercised at the time the exchange program ends.
As of May 14, 2010, the 52-week high trading price of ProLogis common shares was $14.39. You should be aware that the actual 52-week high trading price when the exchange program begins may be higher than $14.39. We cannot predict such actual price. We encourage you to read the exchange offer documents that will be provided to you once they are filed with the SEC (at the time the exchange program begins).

Q. Will the exchange program be available in all countries?
A. The intent of the program is that all employees of ProLogis be able to participate. Certain legal and tax issues in various countries in which we have employees are currently being addressed. It may be necessary to modify certain terms of the exchange program to comply with legal and/or tax requirements in certain countries or to exclude participants in certain countries due to legal reasons particular to that country. Also, it may not be practical to offer the exchange program in certain countries for tax or other reasons. In such cases, we will advise those participants and include the relevant information in the exchange offer documents that are distributed and filed when the program begins.
Q. What is the expected timeline of the exchange program?
A. Currently, the timeline of the exchange program is expected to be:
•	June 7, 2010: Exchange program begins

•	July 2, 2010: Exchange program ends at 10:00 p.m., U.S. Mountain Time (this date may change as a result of regulatory review or other reasons)

•	July 2, 2010: Exchanged options are cancelled and RSUs will be issued (following the expiration of the exchange program)
This timeline may change and the exchange offer documents that are distributed and filed with the SEC at the time the exchange program begins will have the actual timeline.
Q. How many restricted share units will I receive in exchange for my eligible share options?
A. Share options can be exchanged for a lesser number of RSUs than the number of shares that were subject to the exchanged share options. The actual exchange ratios under the exchange program will be determined closer to the date that the exchange program begins. The RSUs issued in exchange for share options will have a fair value that approximates the fair value of the share options that they replace.
At the time that the exchange program begins, you will be provided with information regarding each of your share options that are eligible for the exchange as well as the number of RSUs that you will receive if you elect to exchange your share options.
Q. Will the RSUs that I receive earn dividends during the vesting period?
A Yes. If you currently receive cash dividends on your unvested RSUs, you will also receive cash dividends on the RSUs that you receive in exchange for the share options that are cancelled. If you currently accrue DEUs on your unvested RSUs, you will also accrue DEUs on the unvested RSUs that you receive in exchange for the share options that are cancelled.
Q. Am I required to participate in the exchange program?
A. No. Participation in the exchange program will be completely voluntary. If you choose not to participate, you will keep all of your outstanding share option awards and no changes will be made to the terms of any of your share options.
Q. If I participate in the exchange program, do I have to exchange all of my eligible share options?
A. No. You will be able to choose which, if any, of your eligible share options to exchange. However, if you participate in the exchange program, you must elect to exchange all share options subject to each specific share option award. For example, if you have two share option awards, one to acquire 10 shares and another to acquire 20 shares, you may chose to exchange both awards, only the award for the entire 10 shares, only the award for the entire 20 shares, or neither of the awards. If you have previously exercised some, but not all, of a specific share option award you will be able to exchange the entire remaining portion of that award.
Q. What are the vesting terms for the RSUs?
A. RSUs granted in exchange for fully vested share options will have a two-year vesting period, subject to continued employment (50% of the RSUs will vest on the first anniversary of the new grant date of the RSUs and the remaining 50% will vest on the second anniversary of the new grant date). RSUs granted in exchange for unvested share options will vest two years after the original vesting date of the share option exchanged, subject to continued employment, (50% of the RSUs will vest one year after the originally scheduled vesting date of the unvested share option and the remaining 50% will vest two years after the originally scheduled vesting date of the unvested share option).
Q. Will this exchange program affect future equity grants?
A. No. This is a one-time opportunity to exchange certain outstanding share options. It does not affect our ongoing compensation programs, including our equity grants.
Q. How should I decide whether or not to exchange my eligible share options for RSUs?
A. When the exchange program begins, you will be provided with information to assist you in making an informed decision. You should consult with your own legal counsel, accountant or financial advisor for further advice. No one from ProLogis can make any recommendation as to whether you should or should not participate in the exchange program and no one from ProLogis is, or will be, authorized to provide you with additional information in this regard.
Q. Where can I find additional information about the exchange program?
A. When the exchange program begins, you will receive offer documents, including an Offer to Exchange Certain Outstanding Share Options for Restricted Share Units (among other documents), that will describe more fully the terms of the exchange program. Additionally, certain exchange program information can be found in the ProLogis proxy statement that was filed with the SEC on March 30, 2010. A copy of the proxy statement can be found on the Investor Relations page of the ProLogis website at www.prologis.com or by searching ProLogis’ filings with the SEC on the SEC’s website at www.sec.gov.
ProLogis has not commenced the exchange program. Even though the exchange program has been approved by ProLogis’ shareholders, ProLogis may still decide not to implement the exchange program. Persons who are eligible to participate in the exchange program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the exchange program. ProLogis will file the Tender Offer Statement on Schedule TO with the SEC upon the commencement of the exchange program. ProLogis shareholders and share option holders will be able to obtain these written materials and other documents filed by ProLogis with the SEC free of charge from the Investor Relations page of the ProLogis website at www.prologis.com or from the SEC’s website at www.sec.gov.